FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 13 September 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b):

Not applicable.

Enclosures:

Press Release -ebookers signs up with UK’s largest customer loyalty programme ebookers	8 September 2004	4 Pages

ebookers UK joins Nectar as retail travel sponsor

-ebookers signs up with UK’s largest customer loyalty programme-

London, September 8, 2004. ebookers plc (Nasdaq: EBKR, LSE: EBR) www.ebookers.com, the pan-European online travel company today announces that it has joined Nectar, www.nectar.com, the UK’s largest loyalty programme as the exclusive online travel agent sponsor.

Nectar is a coalition loyalty programme allowing customers (collectors) to earn more points, more quickly using just one card. Nectar now has sixteen sponsors including leading UK brands such as Sainsbury’s, Barclaycard, Debenhams, BP, Vodafone and Ford.

Under the scheme, ebookers will be marketed to Nectar cardholders - now accounting for over 50% of UK households. Customers buying travel through ebookers will be able to collect Nectar points, which can then be redeemed at thousands of places. ebookers will also become a supplier to Nectar, enabling collectors to redeem their points on a range of travel products.

The launch dates will be released later.

Chris Sherlock, head of the Nectar project at ebookers commented:

“ebookers is delighted to be joining Nectar, the UK’s largest customer loyalty programme. Under the programme we will deliver a range of exciting Nectar point collection opportunities across all our UK brands. For Nectar collectors this now means they can collect Nectar points every time they book a flight, hotel or rental car through ebookers. With its far-reaching distribution Nectar will play an important part in ebookers ongoing marketing strategy, helping to acquire new customers in our key UK market and further developing our brand.”

Richard Campbell, Marketing Director at Loyalty Management UK, which operates the Nectar programme, said:

“We are really excited to be working with ebookers plc. Although Nectar points can be collected at over 6,000 retail locations across the UK, we are also looking to boost our online offering. Travel is recognised as the most popular online purchase today and having listened to our collectors’ needs we are proud to sign up ebookers - a proven leader in the online travel sector.”

--ends--

For further information:

Cubitt Consulting (UK)
+ 44 (0)207 367 5100
Michael Henman
Michael.Henman@cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Oliver Strong
+44 (0) 20 7489 2239
+44 (0) 7771 934 153
oliver.strong@ebookers.com

Nectar / LMUK
Valerie Burgess / Lena Keolian
+44 207 878 3000

Notes to editors

1. About Nectar

Launched in September 2002, Nectar is the largest loyalty programme in the UK with more than 50% of UK households signed up to it. Nectar now has 16 sponsors: Sainsbury’s, Debenhams, Barclaycard, BP, Ford, Thresher Group, Vodafone, Adams, e-Energy, all:sports, Winemark, Magnet, Hertz, Brewsters, Brewers Fayre and ebookers

Nectar Facts:

* Nectar is the largest loyalty programme in the UK with more than 50% of all UK households participating in the programme.
* Nectar is the ONLY true coalition loyalty programme to operate in the UK. Sixteen companies (known as sponsors) have joined Nectar on a “sector exclusive” arrangement. The number of sponsors will continue to grow.
* Currently, the Nectar sponsors have the potential to make up approximately 40% of an average UK household’s expenditure. This means that a Nectar collector shopping across all sponsors could earn points on 40% of their annual household expenditure. Is Nectar working for its sponsors?
* Sixty-two per cent of Nectar collectors claim to have spent more at sponsors because of Nectar (i.e.: consolidated spend at sponsors) (Source: Customer Satisfaction Research, since October 2003)
* Three-quarters of all Nectar collectors shop at two or more sponsors. This number has risen dramatically since launch and is continuing to increase
* Three-quarters of all Nectar collectors made a point of using at least one retail outlet because it offered Nectar points ( Source: Customer Satisfaction Research, since October 2003)

What others have said about Nectar:

“Overall, Nectar’s coalition model offers significant advantages in terms of: providing a valuable consumer proposition; penetrating the target market; enabling proactive customer acquisition; and lowering the costs associated with loyalty schemes.” (Datamonitor Report - March 04)

Who is LMUK?

Loyalty Management UK (LMUK) is a company under common ownership with Loyalty Management International (LMI) and was set up specifically to launch and operate Nectar. LMUK’s management has a total of over 90 years’ direct experience in the loyalty market. They have been responsible for launching successful loyalty programmes in Holland; Spain; United Arab Emirates; and Canada, where more than 70% of households participate in the programme.

2. ebookers plc at a glance

-	Leading pan-European online travel company.
-	Specialising in high margin, high value, long and mid haul travel.
-	Umbrella brand ebookers.com, www.ebookers.com.
-	Other websites include www.travelbag.co.uk, www.bridgetheworld.com and www.mrjet.com
-	Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
-	Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden, Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.

-	900 European staff.
-	Head office in UK, offices in 9 other European countries
-	700 seat low cost India Business Process Outsourcing facility, New Delhi
-	High growth - 5 year CAGR of 147%
-	Total transaction value of goods sold: 2003-£521m; 2002-£274m; 2001-£180m; 2000-£102m; 1999-£15m.
-	London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

3. Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 13 September 2004

Leigh Grant
Deputy Company Secretary ebookers plc